Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct

March 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Karen Rossotto, Senior Counsel

Re:	KKR FS Income Trust

Registration Statement on Form 10

File No. 000-56493

Dear Ms. Rossotto:

On behalf of KKR FS Income Trust (the “Fund”), this letter responds to the comments issued by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) in a letter dated December 19, 2022 relating to the Fund’s registration statement on Form 10 that was filed with the Commission on November 17, 2022 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Fund. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to them in the replacement registration statement on Form 10 filed by the Fund on the date hereof (such registration statement being referred to herein as the “Replacement Registration Statement”). Unless otherwise indicated, all page references in the Fund’s responses below are to page numbers in the Replacement Registration Statement.

General

1.

Your Form 10 filing indicates your intention “to file to be regulated as a business development company .....” Based on your EDGAR filing history you have not filed a Form N-6F or a Form N-54A. Briefly explain your intentions with respect to the filing of these forms.

Response: The Fund advises the Staff, on a supplemental basis, that it intends to file a Form N-54A subsequent to the filing of the Replacement Registration Statement and no later than concurrently with the effective date of the Fund’s registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Fund believes that the current disclosure is accurate and consistent with the disclosure practices of other BDCs that file registration statements on Form 10. We note that, as the Fund has not indicated its intent to conduct a public offering via the filing of a registration statement on Form N-2 or other comparable method, we do not believe that the filing of a Form N-6F is necessary or appropriate.

March 30, 2023 Page 2

2.

In addition to the Multi-Class Exemptive Relief referenced on page 7, please advise us if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund advises the Staff, on a supplemental basis, that it has not submitted, and does not currently expect to submit, any additional exemptive applications or no-action requests in connection with the Replacement Registration Statement.

3.

Please confirm that the Fund does not intend to issue debt securities or preferred stock within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to holders of common stock in the event of a preferred shares offering.

Response: The Fund advises the Staff that it may enter into a revolving credit agreement with a bank or other financial institution to finance its investment activities within a year from the effective date of the Replacement Registration Statement. The Fund has no current plans to issue other debt securities within a year of the effective date of the Replacement Registration Statement.

As disclosed in the Replacement Registration Statement, the Fund is conducting a private offering of preferred stock to a select group of individual investors who are “accredited investors” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act and has revised the risk factor disclosure in the Replacement Registration Statement accordingly. Please see starting on page 97 of the Replacement Registration Statement for reference. Except as disclosed in the Replacement Registration Statement, the Fund has no current plans to issue preferred stock within a year of the effective date of the Replacement Registration Statement.

The Fund also respectfully refers the Staff to the disclosures in the first paragraph on page 15 and on pages 43 and 44, under the heading “Leverage and Senior Securities; Coverage Ratio”.

4.

Please ensure that the Fund will comply with the Exchange Act reporting requirements in filing their first 10-Q or 10-K. After a registrant’s first registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date or the date the Form 10-Q would otherwise be due. If the effective date of an initial registration statement was within 45 days (90 days for a Smaller Reporting Company) after the fiscal year-end, but does not include the audited statements of the just recently completed year, the annual Report on Form 10-K is due within 90 days after its fiscal year-end.

Response: The Fund acknowledges the Staff’s comment and confirms that the Fund will comply with applicable reporting requirements under the Exchange Act.

Explanatory Note

5.

Please include in the bolded bullets, if accurate, the following: You may not sell your shares of the Fund or transfer your capital commitment without the written consent of the Fund. We suggest the bullets also appear prominently immediately above the signature line on the Subscription Agreement.

Response: The Fund has revised the disclosure in the Replacement Registration Statement in response to the Staff’s comment. Please see page 1 of the Replacement Registration Statement.

March 30, 2023 Page 3

Item 1. Business

The Fund (page 4)

6.

In the second sentence of the fourth paragraph, the disclosure states the Fund’s “shares of beneficial interest are intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly net asset value [emphasis added].” Please delete the word “generally” and clarify “monthly on a continuous basis”.

Response: The Fund has revised the disclosure accordingly. Please see page 4 of the Replacement Registration Statement for reference.

7.	Please address the following comments concerning the disclosure in the last paragraph on page 5 and carried over to page 6:

a.

The disclosure states that the Fund will invest 30% of its total assets in “private asset-based finance investments” that derive returns from “diversified pools of underlying hard and financial assets”. With respect to these ABF Investments, please

•	Clarify whether these investments are qualifying assets for purposes of section 55(a) of the Investment Company Act;

Response: The Fund advises the Staff, on a supplemental basis, that to the extent that an ABF Investment constitutes an asset-backed issuer that meets the exclusion provided by Rule 3a-7 under the 1940 Act, the Fund expects to treat such ABF Investment as a “qualifying asset” under Section 55(a) of the 1940 Act to the extent that the investment otherwise complies with the applicable requirements of Section 55(a) and Section 2(a)(46) of the 1940 Act. However, the Fund expects that a majority of its ABF Investments will rely on the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940 Act or another sub-section of Section 3(c), and thus does not expect such ABF Investments to be considered to be eligible portfolio companies under the 1940 Act. To the extent that such ABF Investments are not considered to be eligible portfolio companies, the Fund will not treat them as qualifying assets for purposes of Section 55(a) of the 1940 Act. The Fund has revised the disclosure in response to the Staff’s comment. Please see page 6 of the Replacement Registration Statement.

•

Disclose in an appropriate location, the types of Contractual Cash Flows you will invest in (e.g., royalties), the level of your involvement (actively managing versus passive participation), and any unique investment considerations or risks associated with the asset class;

Response: The Fund respectfully refers the Staff to the existing disclosure in the bullet titled “Contractual Cash Flow” on page 24 of the Replacement Registration Statement, which has been revised in response to the Staff’s comment.

•	Explain what “hard” assets are;

Response: The Fund respectfully refers the Staff to the existing disclosure on pages 23 and 24 of the Replacement Registration Statement, including the portion of the graphic titled “Hard Assets” and the bullet further below titled “Hard Assets”.

•

Disclose any unique conflicts, including fees payable to the Adviser or its affiliates, in connection with ABF Investments (including, for example, fees paid by the ABF vehicle for structuring or management); and

March 30, 2023 Page 4

Response: The Fund does not believe ABF Investments present unique conflicts beyond what is already disclosed in the Replacement Registration Statement. It is not expected that the ABF vehicles will pay any additional fees to the Adviser or its affiliates for structuring or managing the ABF Investments. To the extent that any other types of fees are paid by the ABF vehicles to the Adviser or its affiliates, any such payments would be consistent with the Fund’s disclosure and applicable guidance from the SEC and its Staff on the use of affiliated service providers.

•

Consider the need for additional strategy and risk disclosure addressing your diligence with respect to ABF Investments and how you structure and monitor the performance of ABF Investment, but only to the extent these considerations are materially different from other portfolio investments.

Response: The Fund has revised the disclosure on page 23 of the Replacement Registration Statement in response to the Staff’s comment, under the heading “Investments in Asset-Based Finance Opportunities.”

b.

Please explain in this section what “risk-adjusted” returns are. Please also explain here in plain English the meaning of first-lien loans, senior secured loans and subordinated loans, as well as “senior loans and junior capital”. Alternatively, please provide a cross-reference to Investment Types on page 19.

Response: The Fund has revised the disclosure on page 5 of the Replacement Registration Statement in response to the Staff’s comment and has provided a cross-reference to “Investment Types.”

c.

The penultimate sentence of this paragraph discloses that the “majority of our ABF Investments” is expected to be originated through “lending and servicing platform businesses established by KKR Credit.” In addition to the disclosure in the section The Adviser on page 6, please clarify the relationship among KKR Credit, FS Investments and the Adviser and the role of each entity in making investment decisions for the Fund.

Response: The Fund has revised the disclosure accordingly. Please see page 6 of the Replacement Registration Statement.

The Adviser (page 6)

8.

The disclosure in this section states that the Adviser is “jointly operated by” and a “partnership between” KKR Credit and an affiliate of FS Investments. Please disclose the name of the affiliate of FS Investments.

Response: The Fund has revised the disclosure accordingly. Please see page 6 of the Replacement Registration Statement.

March 30, 2023 Page 5

Private Offering of Common Shares (page 7)

9.

The disclosure in the first paragraph of this section states that the Fund will conduct a Private Offering of Common Shares in reliance on various exemptions from the Securities Act. The disclosure further states that “[f]ollowing the BDC Election Date...we intend to hold monthly closings for the Private Offering, in connection with which we will issue Common Shares to investors for immediate cash investment.” Please disclose how the Private Offering will change following the BDC Election Date. In doing so, please clarify the regulatory status of the Common Shares – e.g., will they now be registered under the Securities Act? Please also clarify the status of the Fund – e.g., will the Fund operate as a private fund in reliance on section 3(c)(7) prior to the BDC Election Date and as a BDC after? The disclosure further states the BDC Election Date will be determined “in [the Fund’s] sole discretion.” Please disclose an anticipated time period when, or circumstances under which, the BDC Election Date is intended to occur.

Response: The Fund has revised the disclosure accordingly. Please see pages 7 and 8 of the Replacement Registration Statement.

10.

In this section, or at an otherwise appropriate place within the registration statement, please discuss what eligibility criteria, including minimum commitment amounts, potential investors will have to satisfy before being permitted to invest in Fund shares.

Response: The Fund has revised the disclosure accordingly. Please see page 8 of the Replacement Registration Statement for reference.

11.	It is unclear what the disclosure in the third paragraph (beginning “We intend to issue Common Shares...”) is saying. Please revise.

Response: The Fund has revised the disclosure accordingly. Please see page 8 of the Replacement Registration Statement.

12.

The disclosure in the second sentence of the fourth paragraph states “Investors with Capital Commitments will be required...to fund drawdowns to purchase Class S shares...each time that the Fund delivers a drawdown notice.” Please disclose here potential consequences of an investor’s failure to meet capital calls.

Response: The Fund has revised the disclosure accordingly. Please see page 8 of the Replacement Registration Statement.

13.	The third sentence in the fourth paragraph (beginning with “Drawdown purchases...”) is four lines long and difficult to follow. Please break the sentence up so this disclosure is easier to understand.

Response: The Fund has revised the disclosure accordingly. Please see page 8 of the Replacement Registration Statement.

14.

The disclosure in the fourth paragraph further states “Subscription Agreements provide that the Fund retains the right, at its discretion, to call drawdown capital on a non-pro rata basis in certain circumstances.” Please explain to us what these circumstances are and the policies the Fund has in place to ensure investors are treated fairly and equitably. The penultimate sentence of these paragraph states “The Fund may also, if determined by the Fund in its sole discretion, from time to time require capital contributions from some investors with Capital Commitments and not others.” Please similarly explain to us the circumstances under which the Fund may do this.

March 30, 2023 Page 6

Response: The Fund advises the Staff, on a supplemental basis, that the Fund may call drawdown capital on a non-pro rata basis or may require capital contributions from some Fund investors with Capital Commitments and not others (i) to seek to equalize the percentage of a particular investor’s total Capital Commitment that has been contributed to the Fund relative to the capital contributions of other investors, (ii) to avoid (a) any violation of the Securities Act, the 1940 Act or any state (or other jurisdiction) securities or “blue sky” laws applicable to the Fund, (b) an issuance of Common Shares that would constitute a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code, or (c) all or any portion of the assets of the Fund to constitute “plan assets” under ERISA or Section 4975 of the Code, or (iii) for regulatory, tax or other similar bases for distinguishing among investors, including compliance with an investor’s internal investment guidelines. To the extent that an investor has internal investment guidelines that materially affect the allocation of drawdowns among Fund investors with Capital Commitments, the Fund intends to disclose such fact to investors as appropriate.

15.

Reference to the Fund’s “sole discretion” is used throughout this section and the registration statement. Please explain to us what this phrase means in the context of the Fund’s operations and why it is needed in the disclosure.

Response: The Fund advises the Staff, on a supplemental basis, that references in the Replacement Registration Statement to the “sole discretion” of the Fund are intended to clarify to investors that the Fund may take the relevant actions without the consent or approval of other parties, such as the Fund’s shareholders.

16.	The last sentence of the fourth paragraph essentially describes the Seed Contribution. Please move this sentence to the fifth paragraph, or delete.

Response: The Fund has revised the disclosure in response to the Staff’s comment. Please see page 8 of the Replacement Registration Statement.

Purchase Price and Fees (pages 8-9)

17.

The disclosure in the first sentence of the first paragraph states that the Fund intends to sell its Common Shares “at a net offering price that [it believes] reflects the NAV per Common Share, as determined in accordance with the Adviser’s valuation policy. Please disclose the Board’s role in determining and applying the Fund’s valuation policy. Please also clarify in the disclosure what the term “net offering price” means.

Response: The Fund has revised the disclosure to remove reference to “net” offering price. The Fund has also revised the disclosure on page 9 of the Replacement Registration Statement in response to the remainder of the Staff’s comment.

18.

The disclosure in the last sentence of the first paragraph states “There is no guarantee that this NAV will be equal to the net offering price of our Common Shares at any closing.” Please explain to us why not. Please also confirm your understanding of section 23(b) of the 1940 Act and explain how the NAV used at the time of the repurchase will comply with section 23(b).

Response: The Fund advises the Staff, on a supplemental basis, that the Fund may sell Common Shares at a price set above the NAV per share based on a variety of factors, including to fairly allocate initial offering, organizational and other expenses to Fund investors subscribing after the initial closing date. The Fund has revised the disclosure in the immediately ensuing paragraph on page 9 of the Replacement Registration Statement in response to the Staff’s comment.

March 30, 2023 Page 7

The Fund also advises the Staff, on a supplemental basis, that each offering of Common Shares will be subject to the limitations of Section 23(b) under the 1940 Act, which generally prohibits the Fund from issuing Common Shares at a price below the then-current NAV of the Common Shares (exclusive of any distributing commission or discount) as determined within 48 hours, excluding Sundays and holidays, of such issuance (taking into account any investment valuation adjustments from the latest quarterly valuation date in accordance with the Adviser’s valuation policy), subject to certain exceptions. The Fund respectfully advises the Staff that additional disclosure regarding the Fund’s determination of NAV can be found starting on page 38 of the Replacement Registration Statement under the heading “Determination of Net Asset Value.”

19.

The disclosure in the second sentence of the next paragraph states that the Fund may “sell Common Shares at a price set above the NAV per share based on a variety of factors, including...to account for an investor’s allocable portion of our initial offering, organizational and other expenses.” Please clarify this disclosure. In doing so, please indicate if share prices may vary among investors and why.

Response: The Fund has revised the disclosure on page 9 of the Replacement Registration Statement in response to the Staff’s comment. The Fund confirms to the Staff, on a supplemental basis, that the purchase price of Common Shares issued to Fund investors in connection with any particular closing will not vary among the investors participating in such closing.

20.

Please disclose how the Board, including the Independent Trustees, will review the Placement Agent Agreements and Servicing Fees and determine that these fees are reasonable in light of the services provided. Please disclose at an appropriate place within the registration statement any conflicts of interest that exist due to the relationship among the Placement Agents and the Adviser.

Response: The Fund has revised the disclosure on pages 10 and 11 of the Replacement Registration Statement in response to the Staff’s comment. The Fund also respectfully refers the Staff to the risk factor on page 85 of the Replacement Registration Statement entitled “The Placement Agents’ influence on the Private Offering gives them the ability to increase the fees payable to the Adviser,” as well as the revised disclosure on pages 128 and 129 of the Replacement Registration Statement under the captions “Placement Agent Fees” and “Financial Interests of KKR Credit and FS Investments Personnel May Incentivize Such Personnel to Promote the Sale of Common Shares”.

21.

On page 9, the penultimate paragraph of this section discusses payments made by the Adviser “out of its own funds and not as an additional charge to the Fund or investors” and states that these payments “may be substantial.” Please confirm there will be no opportunity for the Adviser to recoup these payments.

Response: The Fund confirms on a supplemental basis that there will be no opportunity for the Adviser to recoup these payments.

Share Repurchase Program (pages 9)

22.	On page 11, in the first sentence of the penultimate paragraph of this section, please delete the phrase “we determine”.

Response: The Fund has revised the disclosure accordingly. Please see page 13 of the Replacement Registration Statement.

March 30, 2023 Page 8

Investment Objectives and Strategy (page 11)

Overview

23.

On page 12, in the third full paragraph, the disclosure states “Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt was originated and directly negotiated by the Adviser or KKR Credit, with our co-investment affiliates.” Please explain to us what sorts of investments are contemplated by this statement and how they can be made consistent with the limitations contained in the 1940 Act.

Response: The Fund advises the Staff, on a supplemental basis, that the above-referenced disclosure is contemplating circumstances such as those in which a private equity sponsor sells its interest to a third-party and the new, unaffiliated private equity sponsor seeks to refinance or otherwise repay debt or securities of a portfolio company in which an existing fund that is affiliated with the Adviser may hold a position. This disclosure is included to make investors aware of potential conflicts relating to such re-financing transactions. The Fund advises the Staff that the Fund may, on an opportunistic basis, invest in loans or other securities in connection with a refinancing transaction of the kind described above only to the extent such transaction is consistent with the limitations contained in the 1940 Act, including Sections 17(d) and 57 thereunder, and applicable exemptive relief granted by the SEC.

24.	On page 12, in the fourth full paragraph, please disclose that debt investments with a rating below investment grade are known as “junk”.

Response: The Fund has revised the disclosure accordingly. Please see page 14 of the Replacement Registration Statement.

25.

On page 12, in the fifth full paragraph, the disclosure states “To finance investments, we may securitize certain of our secured loans or other investments, including through the formation of one or more CLOs.” Please clarify who will manage the CLO vehicles and any compensation they may receive for structuring and/or managing the vehicle.

Response: The Fund advises the Staff, on a supplemental basis, that it does not currently intend to form a CLO. If it were to do so in the future, the Fund anticipates that the Fund would act as manager and would receive any related fees from the CLO issuer, as well as recoupment of administrative expenses and other related costs. However, because any such CLO issuer would be a consolidated, wholly-owned subsidiary of the Fund, any such fees would be eliminated in consolidation such that the Fund would effectively receive only recoupment of administrative expenses and other related costs, to the extent applicable.

Warehousing Transaction (page 18)

26.

We note that the Fund entered into the Facility Agreement with an unaffiliated third party to acquire portfolio investments “by purchasing all or a portion of certain investments owned and held by the Financing Provider.” Your disclosure indicates the agreement creates a forward obligation of the Fund or its designee to purchase all or a portion of certain investments owned and held by the Financing Provider. With a view to improved disclosure, and to help us understand the mechanics and legal implications of the arrangement, please:

•

Explain the circumstances under which a designee would make a purchase instead of the Fund and address how replacing the Fund’s purchase obligation with a designee would be consistent with Rule 17d-1 under the 1940 Act;

March 30, 2023 Page 9

Response: The Fund advises the Staff that the referenced “designee” language is included in the Facility Agreement for administrative convenience to permit all or a portion of any portfolio investment to be purchased by the Fund under the Facility Agreement to instead be sent directly to one of the Fund’s wholly-owned subsidiaries, instead of to the Fund with a subsequent assignment to such subsidiary. The Fund does not believe that this arrangement constitutes a “joint enterprise or other joint arrangement” within the meaning of Rule 17d-1 under the 1940 Act. We note in particular that any transaction involving a wholly-owned subsidiary of the Fund would be exempt from Section 57(a)(4) and Rule 17d-1 pursuant to, among other things, Rule 57b-1.

•

Disclose whether any Fund or Adviser affiliates have entered into any agreements, including backstop-style agreements, with the Financing Provider that relate to the Facility Agreement and, if so, the material terms of such agreements;

Response: The Fund advises the Staff, on a supplemental basis, that neither the Fund nor any Adviser affiliate has entered into any agreements, including backstop-style agreements, with the Financing Provider that relate to the Facility Agreement.

•	Tell us what happens if: (1) the Capital Condition is never met or (2) the Facility End Date is triggered (e.g., who will bear the investment risk);

Response: The Fund advises the Staff, on a supplemental basis, that if the Capital Condition isn’t met, then, unless the Facility End Date occurs, the Fund will have no obligation to purchase from the Financing Provider investments owned and held by the Financing Provider under the Facility Agreement. In such a case, the Financing Provider would keep the underlying investments and bear the investment risk related thereto.

The Facility End Date refers to the date on which either (1) an Insolvency Proceeding is commenced by the Fund or (2) an Insolvency Proceeding is commenced against the Fund and is not dismissed or stayed within 60 days. Under the Facility Agreement, “Insolvency Proceeding” means any proceeding commenced by or against any person or entity under any provision of the United States Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including assignments for the benefit of creditors, formal or informal moratoria, compositions, extension generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief. On the Facility End Date, the Fund will be required to purchase all investments owned and held by the Financing Provider under the Facility Agreement pursuant to the terms of the Facility Agreement.

•	Tell us who will ultimately bear the investment risk associated with a portfolio investment in the event that it is not purchased in its entirety by the Fund;

Response: The Fund advises the Staff, on a supplemental basis, that if the Fund is not obligated to purchase from the Financing Provider investments owned and held by the Financing Provider under the Facility Agreement (either because the Capital Condition has not been satisfied or because the Fund has not raised sufficient subscriptions to require it to purchase such investments from the Financing Provider under the Facility Agreement), then the Financing Provider would retain ownership of such assets (or the applicable portion thereof) not required to be purchased by the Fund, and the Financing Provider would bear the investment risks related thereto.

•	Provide an analysis of whether the Warehousing Transaction constitutes an “unfunded commitment agreement” as defined in Rule 18f-4 under the 1940 Act.

March 30, 2023 Page 10

Response: Rule 18f-4 under the 1940 Act defines an “unfunded commitment agreement” as a contract that is not a derivatives transaction, under which a fund commits, conditionally or unconditionally, to make a loan to a company or to invest equity in a company in the future, including by making a capital commitment to a private fund that can be drawn at the discretion of the fund’s general partner.

The Fund believes that the Warehousing Transaction is not an unfunded commitment agreement because the Fund is neither making a loan to nor investing in the equity of the Financing Provider or any other party. As discussed below, the Fund will treat its forward purchase obligations under the Facility Agreement as “derivatives transactions” in accordance with Rule 18f-4 under the 1940 Act.

•

Explain how your obligation to purchase investments, including potential losses thereon, is accounted for and otherwise reflected in the Fund’s NAV. In addition, please explain how these obligations are treated for purposes of complying with Section 61 of the 1940 Act.

Response: If the Fund is not obligated to purchase an investment owned and held by the Financing Provider under the Facility Agreement, then the Fund intends to treat the forward purchase obligation under the Facility Agreement as an off-balance sheet arrangement. If the Fund is obligated to purchase an investment or a portion of an investment owned and held by the Financing Provider under the Facility Agreement, then the fair value of such investment or portion thereof will be recognized in the Fund’s consolidated financial statements. Any unrealized appreciation or depreciation with respect to any such asset will be calculated as the difference between (1) the then-current purchase price the Fund would be obligated to pay to purchase each such asset under the Facility Agreement and (2) the current fair value as determined in accordance with the Adviser’s valuation policy.

The Fund also advises the Staff, on a supplemental basis, that following the BDC Election Date, for purposes of Section 61 of the 1940 Act, the Fund will treat its forward obligation to purchase from the Financing Provider investments owned and held by the Financing Provider under the Facility Agreement as “derivatives transactions” in accordance with Rule 18f-4 under the 1940 Act.

27.	Please tell us whether you will treat your warehouse agreements as an off-balance sheet obligation for disclosure purposes pursuant to Item 303(a)(4) of Regulation S-K.

Response: The Fund advises the Staff, on a supplemental basis, that it intends to treat the forward purchase obligations under the Facility Agreement as off-balance sheet arrangements until the Fund’s obligation to purchase an investment owned and held by the Financing Provider under the Facility Agreement is triggered, as discussed above.

28.	Please disclose how purchase prices are determined under the Facility Agreement and who bears the investment risk of investments held in the warehouse.

Response: The Fund has revised the disclosure accordingly. Please see page 22 of the Replacement Registration Statement.

Investment Types

Investments in Asset-Based Finance Opportunities (page 20)

29.

The penultimate sentence in the first paragraph of this section references “mezzanine-like downside structural protection”. Please explain what this phrase means and how this is achieved through the Fund’s investments.

March 30, 2023 Page 11

Response: The Fund advises the Staff, on a supplemental basis, that the phrase “mezzanine-like downside structural protection” refers to the downside protection provided by ABF Investments in light of the fact that such debt investments are structurally senior in priority to equity but junior to senior debt issuances from the same borrower and, as such, would expect the application of proceeds in the waterfall to work similarly to mezzanine investments.

Management Agreements

Incentive Fee (page 29)

30.

In the description of Pre-Incentive Fee Net Investment Income, the disclosure states that it includes “in the case of investments with a deferred interest feature...accrued income that the Fund has not yet received in cash.” Please disclose that the Adviser will not be obligated to return cash to the Fund if the incentive fee it receives on investments with deferred interest are later determined to be uncollectible.

Response: The Fund respectfully submits that the risk factor entitled “We may be obligated to pay the Adviser incentive compensation on income that we have not received.” states that it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible, which the Fund believes addresses the Staff’s comment.

31.	Please include a graphic and examples demonstrating the operation of the Incentive Fee in an amendment. In addition, please provide the graphic and examples in the correspondence response.

Response: The Fund respectfully advises the Staff that examples demonstrating the operation of the incentive fee are not required by Form 10. The purpose of the Form 10 is to register the Common Shares under the Exchange Act. The Form 10 is not an offering disclosure document, and it does not require the inclusion of the incentive fee examples.

The Fund also respectfully declines to add the requested graphic because it believes that information included in the bullets under the section titled “Incentive Fee Based on Income” (in italics) on page 32 of the Replacement Registration Statement is useful to investors and provides concrete examples of the effect of the Hurdle Rate on the incentive fee calculation.

32.	In this section, or an otherwise appropriate location, we suggest that, because it would be helpful to investors, you consider adding a fee table that conforms to requirements of Item 3 of Form N-2.

Response: The Fund respectfully submits that the Form 10 does not require the inclusion of the above-referenced fee table and thus the Fund respectfully declines to include a fee table. Given the sophisticated nature of the Fund’s investors, the Fund does not believe it is necessary to include such disclosure.

Item 1A. Risk Factors

33.

Your Risk Factors are over 40 pages long and contain disclosure that is dense, technical and includes embedded lists and long sentences that are difficult to follow. In 2020 the Commission adopted revisions to Item 105 of Regulation S-K that were designed to improve readability. (Release No. 34-89670 Aug. 26, 2020). Please review and revise your risk factor disclosure consistent with the Item requirements.

March 30, 2023 Page 12

Response: The Fund has revised the disclosure in response to the Staff’s comment.

Risks Related to Our Business and Structure

34.

On page 59, in the first paragraph at the top of the page, the disclosure states “We may fund our cash distributions to shareholders from any sources of funds available to us,” which includes offering proceeds and fee and expense reimbursement waivers from the Adviser. Please confirm to us the Board has determined that distributions to shareholders is an appropriate use of these funds.

Response: The Fund respectfully advises the Staff, on a supplemental basis, that the Fund’s Board of Trustees has not yet declared any distributions and, as such, has not determined that distributions to shareholders is an appropriate use of the above-referenced funds. The Fund advises the Staff that, in connection with any recommendation for a distribution declaration, the Fund’s management will provide the Board with information regarding the source of the proposed distribution for the Board’s reference when determining whether to approve the distribution declaration.

Item 11 Description of Registrant’s Securities to be Registered (page 125)

35.

Please remove the statement referring investors to Delaware law from the first paragraph. If a provision in your governing documents or Delaware law is material to the rights, obligations, or remedies associated with ownership of your shares describe the provision and its implication for shareholders directly here.

Response: The Fund has revised the disclosure accordingly. Please see page 132 of the Replacement Registration Statement.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Michael C. Forman, KKR FS Income Trust

Stephen S. Sypherd, KKR FS Income Trust

Jay Williamson, Securities and Exchange Commission

Mindy Rotter, Securities and Exchange Commission

Eric Siegel, Dechert LLP

Clay Douglas, Dechert LLP